                                                                     EXHIBIT 2.8


--------------------------------------------------------------------------------










                               STOCK PURCHASE AGREEMENT

                                     by and among

                          COMMUNITY FIRST BANKSHARES, INC.,

                        KEY BANK OF THE ROCKY MOUNTAINS, INC.,

                                         and

                                       KEYCORP

                            Dated as of February 18, 1997








--------------------------------------------------------------------------------

                                  TABLE OF CONTENTS

                                                                         PAGE

ARTICLE 1  DEFINITIONS.....................................................1

ARTICLE 2  PURCHASE AND SALE...............................................4

    2.1  Purchase by the Buyer.............................................4
    2.2  Purchase Price; Adjustments to Purchase Price.....................5
    2.3  Earnest Money Deposit.............................................6
    2.4  Closing Date......................................................6
    2.5  Intercompany Accounts.............................................7

ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF
           THE SELLER......................................................7

    3.1  Organization, Standing and Authority
           of the Seller and the Holding Company...........................7
    3.2  Organization, Standing and Authority
           of the Bank.....................................................8
    3.3  Authorized and Effective Agreement................................8
    3.4  Capital Structure of the Bank.....................................9
    3.5  Financial Statements; Call Reports...............................10
    3.6  Certain Events Since September 30, 1996..........................11
    3.7  Absence of Undisclosed Liabilities...............................12
    3.8  Loans............................................................12
    3.9  Legal Proceedings................................................13
    3.10 Compliance with Laws.............................................13
    3.11 Brokers and Finders..............................................13
    3.12 Properties.......................................................14
    3.13 Agreements with Regulatory Authorities...........................15
    3.14 Certain Contracts................................................15
    3.15 Contract Defaults................................................15
    3.16 Insurance........................................................15
    3.17 Employee Benefit Plans...........................................16
    3.18 Taxes and Tax Returns............................................17
    3.19 Labor Matters....................................................18
    3.20 Environmental Matters............................................18
    3.21 Regulatory Approval..............................................19

ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF
           THE BUYER......................................................19

    4.1  Organization, Standing and Authority
           of the Buyer and Buyer's Holding Company.......................19
    4.2  Authorized and Effective Agreement...............................20
    4.3  Legal Proceedings................................................21
    4.4  Brokers and Finders..............................................21
    4.5  Financing........................................................21
    4.6  Regulatory Approval..............................................21
    4.7  Agreements with Banking Authorities..............................21
    4.8  Non-Distributive Intent..........................................21

ARTICLE 5  COVENANTS......................................................22

    5.1  Applications.....................................................22
    5.2  Efforts..........................................................22
    5.3  Conduct of Business of the Bank Pending
           Closing........................................................23
    5.4  Current Information..............................................26
    5.5  Access to Properties and Records.................................27
    5.6  Employment and Employee Benefits After
           the Closing....................................................27
    5.7  No Solicitation..................................................28
    5.8  Public Announcements.............................................28
    5.9  Divestiture......................................................28
    5.10 Covenant Not to Compete..........................................29
    5.11 Use of Name "Key"................................................30
    5.12 Transfer of Retained Assets and
           Liabilities Prior to the Closing...............................30
    5.13 Environmental Remediation........................................30
    5.14 Vacation Policy..................................................34

ARTICLE 6  CONDITIONS TO CLOSING..........................................34

    6.1  Conditions to Closing - The Seller and
           The Buyer......................................................34
    6.2  Conditions to Closing - The Buyer................................35
    6.3  Conditions to Closing - The Seller...............................36

ARTICLE 7  TERMINATION, INDEMNIFICATION, WAIVER AND
           AMENDMENT......................................................37

    7.1  Termination......................................................37
    7.2  Effect of Termination............................................37
    7.3  Survival of Representations, Warranties
           and Covenants; Indemnification.................................37
    7.4  Waiver...........................................................41
    7.5  Amendment or Supplement..........................................41

ARTICLE 8  MISCELLANEOUS..................................................41

    8.1  Expenses.........................................................41
    8.2  Entire Agreement, etc............................................41
    8.3  No Assignment....................................................41
    8.4  Notices..........................................................42
    8.5  Captions.........................................................43
    8.6  Counterparts.....................................................43
    8.7  Governing Law....................................................43
    8.8  Effect of Investigations.........................................43
    8.9  Severability.....................................................43
    8.10 Specific Enforceability..........................................43

LIST OF SCHEDULES AND EXHIBITS


Schedule 1     Retained Assets and Liabilities

Schedule 3.2   Subsidiaries and 5% Investments

Schedule 3.6   Certain Events Since September 30, 1996

Schedule 3.8 Third-Party Loan Servicing Agreements and Classified Loans, Leases, Other Extensions of Credit and Commitments to Extend Credit Required to be Disclosed Pursuant to Section 3.8 of the Agreement

Schedule 3.9   Litigation

Schedule 3.12  Real Property

Schedule 3.14  Certain Contracts

Schedule 3.17  Employee Benefit Plans

Schedule 3.18  Tax Allocation or Tax Sharing Procedures

Schedule 3.20  Environmental Matters

Schedule 5.3   Certain Events Since the Date of the Agreement

Schedule 5.6   Employment and Employee Benefit Matters Following the Closing

Exhibit A      Tax Agreement

                               STOCK PURCHASE AGREEMENT


    STOCK PURCHASE AGREEMENT (this "Agreement") dated as of February 18, 1997, among KEYCORP, an Ohio corporation (the "Seller"), KEY BANK OF THE ROCKY MOUNTAINS, INC., a Colorado corporation (the "Holding Company"), and COMMUNITY FIRST BANKSHARES, INC., a Delaware corporation (the "Buyer").

                                 W I T N E S S E T H:

    WHEREAS, the Seller owns beneficially all of the issued and outstanding shares of capital stock of the Holding Company which in turn owns all of the issued and outstanding shares of capital stock (the "Stock") of KeyBank National Association (Wyoming), a national banking association chartered under the laws of the United States of America (the "Bank"); and

    WHEREAS, the Buyer desires to purchase the Stock, directly or indirectly, from the Seller and the Seller desires to sell the Stock to the Buyer upon the terms and subject to the conditions hereinafter set forth (the "Acquisition"); and

    WHEREAS, the Seller and the Buyer desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto do hereby agree as follows:

                                      ARTICLE 1

                                     DEFINITIONS

    "ACQUISITION TRANSACTION" shall have the meaning specified in Section 5.7 hereof.

    "BANK COMMON STOCK" shall have the meaning specified in Section 3.4(a) hereof.

    "BANK CUSTOMER LIST" shall have the meaning specified in Section 5.10(b) hereof.

    "BANK HOLDING COMPANY ACT" shall mean the Bank Holding Company Act of 1956, as amended.

    "CALL REPORTS" shall mean those periodic consolidated reports of condition and income on Form FFIEC 032 filed by the Bank with the FDIC as of December 31, 1995 and September 30, 1996 for the periods then ended, and as of and for the periods ending after September 30, 1996 and prior to the Closing Date.

    "CHARTER" shall mean the articles or certificate of incorporation, statute, constitution, joint venture or partnership agreement or articles or other charter of any Person other than an individual, each as from time to time amended or modified.

    "CLOSING" shall mean the consummation of the Acquisition.

    "CLOSING DATE" shall mean the date specified pursuant to Section 2.4(a) hereof as the date on which the parties hereto shall consummate the Acquisition.

    "CODE" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

    "CONFIDENTIALITY AGREEMENT" shall mean that certain letter agreement dated November 27, 1996 between the parties hereto.

    "DAMAGES" shall mean, in respect of any obligation to indemnify any person pursuant to the terms of this Agreement, any and all losses, claims, damages, liabilities, obligations, judgments, settlements, awards, demands, offsets, defenses, counterclaims, actions or proceedings, reasonable out of pocket costs, expenses and attorneys' fees (including any such reasonable costs, expenses and attorneys' fees actually incurred in enforcing such right of indemnification against any indemnitor or with respect to any appeal) and penalties and interest, if any, but shall not include any tax benefit arising out of payments of such amounts or any payment from a third party (including insurers) or any such amounts for which the Bank has recorded a specifically allocated reserve that is reflected in the unaudited balance sheet of the Bank included in the September 30 Call Report (as defined in Section 3.5(a) hereof).

    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

    "ERISA AFFILIATE" shall mean any trade or business (whether or not incorporated) under common control with the Bank within the meaning of
Section 414(b), (c), (m) or (o) of the Code.

    "ESTIMATED BALANCE SHEET" shall mean the unaudited consolidated balance sheet of the Bank as of the last day of the month preceding the month in which the Closing Date occurs prepared to reflect adjustments necessary, on an actual or proforma basis, in connection with the transfer of the Retained Assets and Liabilities.

    "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

    "FDIC" shall mean the Federal Deposit Insurance Corporation.

    "FEDERAL RESERVE BOARD" shall mean the Board of Governors of the Federal Reserve System and/or the appropriate regional Federal Reserve Bank to the extent applicable.

    "FINAL BALANCE SHEET" shall mean the unaudited consolidated balance sheet of the Bank as of the Closing Date prepared to reflect adjustments necessary, on an actual or proforma basis, in connection with the transfer of the Retained Assets and Liabilities.

    "INTERCOMPANY ACCOUNTS" shall have the meaning specified in Section 2.5 hereof.

    "LOAN(S)" shall have the meaning specified in Section 3.8 hereof.

    "MATERIAL ADVERSE EFFECT" shall mean, when used with respect to any Person, a material adverse effect on the business, operations, results of operations or financial condition of such Person taken as a whole; PROVIDED, HOWEVER, that changes in the business, operations, results of operations or financial condition of a Person resulting directly or indirectly from changes in law, regulations or generally accepted accounting principles (or interpretations of any thereof), changes in the general level of market interest rates, or changes in the economic, financial or market conditions affecting the financial services industry generally or in the regions in which the Bank operates shall not constitute a Material Adverse Effect.

    "ORIGINAL BALANCE SHEET" shall mean the unaudited consolidated balance sheet of the Bank as of September 30, 1996 prepared in a manner consistent with the books and records of the Bank.

    "PBGC" shall mean the Pension Benefit Guaranty Corporation of any successor thereto under law.

    "PERSON" shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any governmental agency or political subdivision thereof.

    "PLAN" shall have the meaning assigned to such term in Section 3.17(a) hereof.

    "PURCHASE PRICE" shall mean the consideration to be paid by the Buyer for the Stock which shall be in the amount and subject to the adjustments set forth in Section 2.2 and which shall be payable in the form set forth in
Section 2.4(b)(i) hereof.

    "RETAINED ASSETS AND LIABILITIES" shall mean those assets and liabilities of the Bank which will be transferred to another affiliate of Seller prior to, or as promptly as possible following, the Closing. The Retained Assets and Liabilities include the Retained Loans and the other assets and liabilities of the Bank set forth on Schedule 1 hereto.

    "RETAINED LOANS" shall mean the loans set forth under the heading "Retained Loans" on Schedule 1 hereto.

    "RIGHTS" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate a Person to issue or dispose of any of its capital stock.

    "STOCK" shall have the meaning specified in the first Whereas clause hereof.

    "SUBSIDIARIES" shall mean, when used with reference to a Person, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such Person for financial reporting purposes. Notwithstanding anything to the contrary herein, no representation or warranty of Seller provided for hereunder with regard to any Subsidiary of the Bank shall constitute a representation or warranty with regard to any Subsidiary of the Bank the capital stock of which is included on Schedule 1 hereto.

    "TAX AGREEMENT" shall have the meaning specified in Section 6.2(d) hereof.

    Other terms used herein are defined in the preamble and the recitals to, and in certain provisions of, this Agreement.

                                      ARTICLE 2

                                  PURCHASE AND SALE

    2.1 PURCHASE BY THE BUYER. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer agrees to purchase all of the Stock, directly or indirectly, from the Seller, and the Seller agrees to sell all of the Stock to the Buyer.

    2.2 PURCHASE PRICE; ADJUSTMENTS TO PURCHASE PRICE. (a) The Purchase Price shall be an amount payable in cash equal to $135,000,000, adjusted as set forth below.

    (b) The Purchase Price shall be increased or decreased to the extent the shareholders' equity of the Bank on the Closing Date (the "Shareholders' Equity") is more than or less than $75,000,000.

    (c) DETERMINATION OF SHAREHOLDERS' EQUITY. (i) The determination of the Estimated Shareholders' Equity (as defined below) and the determination of the Shareholders' Equity shall comply in all respects with the rules, regulations and instructions for the preparation of the Call Reports of the Bank, and, in the absence of direction therein to the contrary, to generally accepted accounting principles applied on a basis consistent with prior periods. Notwithstanding the Bank's practice in prior periods, however, the determination of the Estimated Shareholders' Equity and Shareholders' Equity amounts shall take into account all appropriate expense accruals (including, but not limited to, real estate taxes not yet due), provisions for income tax and loan and lease losses. Notwithstanding anything to the contrary above, however, the determination of the Estimated Shareholders' Equity and Shareholders' Equity amounts shall not take into account any adjustments otherwise required by FASB 115.

    (ii) Promptly following the end of the month preceding the month in which the Closing Date occurs, and not less than five (5) business days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer the Estimated Balance Sheet. The Estimated Balance Sheet shall reflect the Bank's shareholders' equity, calculated as of the close of business on the last day of the month preceding the month in which the Closing Date occurs (the "Estimated Shareholders' Equity"). The Estimated Shareholders' Equity shall be used by Buyer and Seller for purposes of making the adjustment to the Purchase Price due at Closing pursuant to Section 2.2(b) hereof.

    (iii) As soon as reasonably practicable following the Closing Date, the Seller shall prepare and deliver to the Buyer the Final Balance Sheet which shall reflect the Shareholders' Equity (excluding any adjustment for any special pre-Closing dividend declared by the Bank and paid to the Holding Company in connection with the payment of the Purchase Price adjustments required by
Section 2.2(b) hereof). Promptly following completion and delivery of the Final Balance Sheet, (x) Buyer shall pay to Seller the amount, if any, by which the Shareholders'

Equity exceeds the Estimated Shareholders' Equity, or (y) Seller shall pay to Buyer the amount, if any, by which the Estimated Shareholders' Equity exceeds the Shareholders' Equity; in either event, such payment to be made by wire transfer of immediately available federal funds to such bank account in the United States of America as the Seller or Buyer, as applicable, shall designate.

    (iv) Buyer and Seller shall cooperate and promptly commence good faith negotiations to resolve any disputes regarding the Final Balance Sheet. In the event any dispute regarding the Final Balance Sheet shall continue unresolved twenty (20) days after the Closing Date, then either Buyer or Seller may require resolution of the dispute by binding arbitration determined by Price Waterhouse LLP. The fees and expenses of Price Waterhouse LLP shall be shared equally by Buyer and Seller.

    2.3 EARNEST MONEY DEPOSIT. Buyer shall wire transfer in immediately available federal funds to Seller, contemporaneously with the signing hereof, an earnest money deposit of a portion of the Purchase Price in the amount of $13,000,000, which earnest money deposit shall be non-refundable to Buyer, except in the event of a material breach by Seller prior to the Closing of any of its covenants or agreements contained herein or any material inaccuracy in any of its representations or warranties contained herein and, in either case, if such breach or inaccuracy has not been cured or otherwise corrected within 45 days after the date on which written notice of such breach or inaccuracy is given to Seller.

    2.4 CLOSING DATE. (a) Subject to the terms and conditions of this Agreement, the purchase and sale of the Stock hereunder shall occur at the offices of Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota, or at such other place as shall be mutually agreeable to the parties, on a date which shall be not less than five days nor more than forty-five days after the date upon which the last of the conditions to Closing set forth in Article 6 hereof has been satisfied or properly waived and as shall be mutually agreed to by the parties.

    (b)  On the Closing Date, the following actions shall be taken:

         (i) the Buyer shall pay to the Seller an amount equal to the Purchase Price, including any adjustments provided in Section 2.2 and excluding the earnest money deposit, plus interest on such deposit from the date hereof to the Closing Date at the rate of 5.07% per annum, provided in Section 2.3, to the Seller by wire transfer of immediately available federal funds to such bank account in the United States of America as the Seller shall designate in writing at least two (2) business days prior to the Closing Date;

         (ii) the Seller shall deliver or cause to be delivered one or more certificates for the Stock to Buyer, duly endorsed in blank or with stock powers duly endorsed in blank, together with such other documents as the Buyer may reasonably request to evidence the transfer to Buyer of good and valid title in and to the Stock, free and clear of any lien, security interest, pledge, charge, encumbrance, option to purchase or call (except such as may be created by the Buyer); and

         (iii) each party shall, or Seller shall cause the Bank to, take such other actions, and shall execute and deliver such other instruments or documents, as shall be required under Article 6 hereof.

         2.5 INTERCOMPANY ACCOUNTS. All intercompany accounts between the Bank and any of its Subsidiaries, on the one hand, and the Seller or any of its Subsidiaries, on the other hand (the "Intercompany Accounts"), as of the Closing shall be settled in the manner provided in this Section 2.5. At least five business days prior to the Closing, the Seller shall prepare and deliver to the Buyer a statement setting out in reasonable detail the calculation of all Intercompany Account balances based upon the latest available financial information as of such date. All such Intercompany Accounts balances shall be paid in full in cash prior to the Closing. As promptly as practicable, but not later than 30 days after the Closing Date, the Seller will cause to be prepared and delivered to the Buyer a statement setting out in reasonable detail the calculation of such Intercompany Account balances as of the Closing Date (giving effect to any settlement hereunder and any other payments). The Buyer and the Seller shall cooperate in the preparation of any such calculation and in resolving any disputes related thereto.

                                      ARTICLE 3

                            REPRESENTATIONS AND WARRANTIES
                                    OF THE SELLER

    The Seller represents and warrants to the Buyer as follows:

    3.1 ORGANIZATION, STANDING AND AUTHORITY OF THE SELLER AND THE HOLDING COMPANY. (a) The Seller is a duly organized corporation, validly existing and in good standing under the laws of the State of Ohio and is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act, and has all requisite corporate power, right and authority to own and lease its properties and assets and to carry on its business as now being conducted.

    (b) The Holding Company is a duly organized corporation, validly existing and in good standing under the laws of the State of Colorado and is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act, and has all requisite corporate power, right and authority to own the Stock.

    3.2 ORGANIZATION, STANDING AND AUTHORITY OF THE BANK. (a) The Bank is a national banking association duly organized and validly existing under the laws of the United States of America and has all requisite corporate power, right and authority and all necessary federal and state authorizations to own and lease its properties and assets and to carry on its business as now being conducted. The deposits of the Bank are insured by the FDIC in accordance with the FDIA, and the Bank has paid all assessments and filed all reports required by the FDIA.

    (b) Schedule 3.2 lists the Subsidiaries of the Bank and each other corporation, limited liability company, partnership or other association or organization in which the Bank has the power to vote 5% or more of any class of capital stock or of any other equity interest therein. Each of the Bank's Subsidiaries is a duly organized corporation, validly existing and in good standing under the laws of the state of its incorporation and has full corporate power, right and authority to own and lease its properties and assets and to carry on its business as now being conducted. The Bank is the lawful record and beneficial owner of all of the shares of the outstanding capital stock of each of its Subsidiaries free and clear of any lien, security interest, pledge, charge, encumbrance, option to purchase or call.

    (c) Copies of the Charter and by-laws of the Bank, as amended to the date hereof and as currently in effect, have been made available to the Buyer and are true and complete.

    3.3 AUTHORIZED AND EFFECTIVE AGREEMENT. (a) Each of the Seller and the Holding Company has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect hereof on the part of each of the Seller and the Holding Company. This Agreement constitutes a legal, valid and binding obligation of each of the Seller and the Holding Company, enforceable against each such party in accordance with its terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

    (b) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance by either Seller or the Holding Company with any of the provisions hereof shall
(i) conflict with or result in a breach of any provision of the Charter or by-laws of the Seller, the Holding Company or the Bank, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of the Bank or the Stock pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, the result of which, individually or in the aggregate, would have a Material Adverse Effect on the Bank or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Seller, the Holding Company or the Bank, or any of the Bank's Subsidiaries excluding from this clause (iii) violations which, either individually or in the aggregate, would not have a Material Adverse Effect on the Bank or otherwise prevent the Seller or the Holding Company from performing its obligations under this Agreement.

    (c) Except as set forth in Section 5.1 hereto and except for consents, approvals, filings, notices or registrations the failure of which to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Bank or prevent the consummation of the Acquisition, no consents or approvals of, notices to, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of or notices to any third parties are necessary, in connection with the execution, delivery and performance of this Agreement by the Seller or the Holding Company or the consummation by the Seller or the Holding Company of the Acquisition.

    3.4 CAPITAL STRUCTURE OF THE BANK. (a) The authorized capital stock of the Bank consists solely of 5,000 shares of common stock, $100 par value ("Bank Common Stock"). As of the date hereof, there were 5,000 shares of Bank Common Stock issued and outstanding. There are no options or other contracts of any kind that require the issuance of any Bank Common Stock. All issued and outstanding shares of Bank Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. None of the issued and outstanding shares of Bank Common Stock were issued in violation of any preemptive rights.

    (b) The Holding Company is the lawful record and beneficial owner of all of the issued and outstanding shares of Bank Common Stock (the "Stock") free and clear of all liens, security interests, pledges, charges, encumbrances, options to purchase, or calls of any kind. The Holding Company will, upon delivery of the Stock to the Buyer effective as of the Closing Date pursuant to the terms hereof, transfer to the Buyer good and valid title to the Stock free and clear of all liens, security interests, pledges, charges, encumbrances, options to purchase or calls except for those created by the Buyer.

    3.5 FINANCIAL STATEMENTS; CALL REPORTS. (a) Seller has previously delivered to Buyer each of the Call Reports filed by the Bank with the FDIC as of December 31, 1995 (the "December 31 Call Report") and September 30, 1996 (the "September 30 Call Report"). The balance sheets included in the December 31 Call Report and the September 30 Call Report fairly present the financial condition of the Bank as of the dates indicated, and the statements of income included in the December 31 Call Report and the September 30 Call Report fairly present the results of operations of the Bank for the periods then ended, in conformity with regulatory accounting principles generally applicable to depository institutions such as the Bank, and, in the case of interim statements, subject to normal year-end adjustments.

    (b) When delivered, the Original Balance Sheet, the Estimated Balance Sheet and the Final Balance Sheet shall have been prepared in a manner consistent with the books and records of the Bank except as otherwise specifically provided herein.

    (c) The Call Reports comply in all material respects with the rules, regulations, and instructions applicable to the preparation thereof. The Bank has filed all Call Reports required to have been filed by it with the FDIC. The balance sheets included in the Call Reports fairly present the financial condition of the Bank as of the dates indicated, and the statements of income included in the Call Reports fairly present the results of operations of the Bank for the periods then ended, in conformity with regulatory accounting principles generally applicable to depository institutions such as the Bank, and, in the case of interim statements, subject to normal year-end adjustments.

    3.6 CERTAIN EVENTS SINCE SEPTEMBER 30, 1996. Since September 30, 1996, except as disclosed in Schedule 3.6 hereto or as otherwise expressly contemplated by this Agreement or any Schedule hereto, the Bank has conducted its business in the ordinary course of business, and there has not been:

         (a) any change or event which, individually or in the aggregate, has had a Material Adverse Effect on the Bank;

         (b) any employment contract, severance contract, contract with an obligation to a director or employee triggered upon a change in control, bonus, pension, retirement, incentive or similar arrangement or plan instituted, agreed to or amended by the Bank or any of its Subsidiaries;

         (c) any increase in the compensation payable or to become payable to any of the officers, directors or employees of the Bank or any of its Subsidiaries or any bonus payment or arrangement made to or with any of them, except grants of normal individual bonuses and increases in compensation to employees in the ordinary course of business in amounts and upon terms consistent with the prior practice of the Bank;

         (d) any agreement, contract or commitment entered into or agreed to be entered into by the Bank or any of its Subsidiaries except for those in the ordinary course of business (none of which, individually or in the aggregate, has had a Material Adverse Effect on the Bank);

         (e) any change in any of the accounting methods or practices of the Bank or any of its Subsidiaries other than changes required by applicable law or regulation, generally accepted accounting principles or regulatory accounting principles generally applicable to depository institutions such as the Bank;

         (f) except as contemplated on Schedule 5.3 hereto, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Bank Common Stock;

         (g) any purchase, redemption, retirement or other acquisition, hypothecation, pledge or other encumbrance of any shares of Bank Common Stock;

         (h) any acquisition of all or any material portion of the assets of any other Person or any sale of all or any material portion of the Bank's consolidated assets, other than in the ordinary course of business; or

         (i) any new commitment or undertaking entered into by the Bank or any of its Subsidiaries to extend credit to any Person in an amount which exceeds the limitations set forth in Section 5.3(b)(x).

    3.7 ABSENCE OF UNDISCLOSED LIABILITIES. The Bank and its Subsidiaries do not have any liabilities (as such term is used under generally accepted accounting principles), contingent or otherwise, that individually or in the aggregate would be material to the Bank except as disclosed in the Call Reports.

    3.8 LOANS. Except for the Retained Loans, all currently outstanding loans of, or current extensions of credit by, the Bank or any of its Subsidiaries

(individually, a "Loan", and collectively, the "Loans") were solicited, originated and currently exist in compliance in all material respects with all applicable requirements of federal and state law and regulations promulgated thereunder. Except as disclosed on Schedule 3.8 hereto, none of the Loans are presently serviced by third parties who are not affiliated with Seller and there is no obligation, except as set forth on such Schedule 3.8, which would result in any Loan becoming subject to any such third-party servicing. Without limitation to the foregoing, the Bank's consolidated reserve for losses on loans included in the Bank Consolidating Summary Balance Sheet for the period ending December 31, 1996 provided by Seller to Buyer during its due diligence review was approximately $7,745,000, representing 1.56% of its total consolidated loans held in portfolio (exclusive of the Retained Assets). The amount of such reserve for losses on loans was adequate to absorb reasonably expectable losses in the loan portfolios of the Bank as of such date. To the best knowledge of the Seller and the Holding Company on the date hereof, there are no facts which would cause it to increase the level of such allowance for losses on loans. The documentation relating to the loan portfolio of the Bank and relating to all security interests, mortgages and other liens with respect to all collateral for such portfolio, taken as a whole, is adequate for the enforcement of the material terms of the loans in such portfolio and of the related security interests, mortgages and other liens, except where any inadequacy would not result in a Material Adverse Effect on the Bank. To the best knowledge and belief on the date hereof of the executive officers of the Holding Company and the Bank, the terms of such loans and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including laws, rules and regulations relating to the extension of credit). Except as set forth in Schedule 3.8 hereto, to the best knowledge and belief on the date hereof of the executive officers of the Holding Company and the Bank, there are no loans, leases, other extensions of credit or commitments to extend credit of the Bank that should have been classified by the Bank as nonaccrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification that have not been so classified and Seller has provided to Buyer true, correct and complete in all material respects such written information concerning the loan portfolio of the Bank as Buyer has requested.

    3.9 LEGAL PROCEEDINGS. (a) Except as set forth on Schedule 3.9 hereto, there are no pending, or to the knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against the Bank or any of its Subsidiaries, or any director or officer of the Bank or of any of its Subsidiaries, which, if adversely determined, would, individually or in the aggregate, result in Damages to the Bank in an amount exceeding $500,000.

    (b) There are no pending, or to the knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against the Seller which, if adversely determined, would prevent the Seller from performing its obligations under this Agreement.

    3.10 COMPLIANCE WITH LAWS. The Bank and its Subsidiaries hold all licenses, franchises, permits and authorizations required for the lawful conduct of their businesses under, and are in compliance with, all laws, statutes, orders, rules and regulations, and published policies or guidelines of any federal, state or local government authority applicable to the conduct of its business, except where the failure to so hold or comply would not, individually or in the aggregate, have a Material Adverse Effect on the Bank.

    3.11 BROKERS AND FINDERS. Neither the Seller nor the Bank nor any of their respective officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated hereby, except for legal, accounting and other professional fees payable by Seller in connection with the Acquisition.

    3.12 PROPERTIES. Schedule 3.12 hereto sets forth a true and complete list of all real property owned, leased (as lessor or lessee) or operated by the Bank or its Subsidiaries (including all of the Bank's branches and all of the Bank's properties acquired by foreclosure proceedings in the ordinary course of business) as of the date hereof. The Bank directly or indirectly through its Subsidiaries has good and marketable title, free and clear of all liens, encumbrances (other than leases in which the Bank is the Lessor as listed in Schedule 3.12) or charges, to all of the properties and assets, real and personal, reflected on the balance sheet included in the September 30 Call Report or acquired after such date, except (a) liens for current taxes not yet due and payable or being contested in good faith by appropriate proceedings,
(b) pledges to secure deposits and other liens incurred in the ordinary course of the Bank's and its Subsidiaries' businesses, (c) such imperfections of title, easements and encumbrances, if any, as are not material in character, kind or extent, and (d) dispositions and encumbrances for adequate consideration in the ordinary course of business or as expressly permitted by the terms of this Agreement after September 30, 1996. The Bank has not received any written notice of violation of any applicable zoning or environmental regulation, ordinance or other law, order, regulation, or requirement relating to its properties. Neither the Bank nor any of its Subsidiaries is in default, and there has not occurred any event that with the lapse of time or giving of notice or both would constitute a default, under any leases pursuant to which the Bank or any of its Subsidiaries leases any real property, except for such defaults which, individually or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by any such lease or would not result in a Material Adverse Effect on the Bank. All such leases constitute legal, valid and binding obligations of the Bank or a Subsidiary of the Bank and, to the knowledge of Seller, the other party thereto enforceable by the Bank in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies. Neither the Bank nor any of its Subsidiaries has received any written notice of, or made a claim with respect to, any breach or default under any leases pursuant to which the Bank or any such Subsidiary leases any real property.

    3.13 AGREEMENTS WITH REGULATORY AUTHORITIES. Neither the Bank nor any of its Subsidiaries is a party to any commitment, letter (other than letters addressed to regulated banking institutions generally or examination reports), written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of the Bank or engaged in the insurance of bank deposits, which restricts the conduct of its business or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness, and neither the Bank nor the Seller has received written notification from any such federal or state governmental entity that the Bank or any such Subsidiary may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order.

    3.14 CERTAIN CONTRACTS. Other than in connection with Loans, loan commitments, letters of credit and other similar agreements entered into in the ordinary course of the Bank, on the date hereof, neither the Bank nor any of its Subsidiaries is a party to any agreement, other than agreements disclosed in
Schedule 3.14 hereto or otherwise expressly permitted under the terms of this

Agreement, pursuant to which the Bank may be required to expend in excess of $125,000 in any twelve (12)-month period. Except as set forth on Schedule 3.14 hereto, on the date hereof, neither the Bank nor any of its Subsidiaries is a party to any agreement relating to the employment, election, retention in office or severance of any present or former director or officer of the Bank or any such Subsidiary.

    3.15 CONTRACT DEFAULTS. Neither the Bank nor any of its Subsidiaries is in any default, and there has not occurred any event that with the lapse of time or giving of notice or both would constitute such a default, under any of the agreements, commitments or other instruments referred to on Schedule 3.14 hereto.

    3.16 INSURANCE. The Seller has made available to the Buyer a description of the claims history under the insurance policies maintained by the Seller or the Bank with respect to the Bank's properties and the conduct of the Bank's business and a description of the insurance maintained by Seller or another affiliate of Seller for the Bank under policies which, as of the Closing Date, will no longer be in effect with respect to the Bank or its properties or business.

    3.17 EMPLOYEE BENEFIT PLANS. (a) Except as listed on Schedule 3.17 hereto, neither the Bank nor any ERISA Affiliate maintains or contributes to any bonus, deferred compensation, incentive compensation, severance, pension, profit-sharing, retirement, stock purchase, stock option, employee welfare benefit or any other fringe benefit plan, agreement, arrangement or practice for which the Bank has any liability. Schedule 3.17 hereto sets forth a true and complete list of each plan which is an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) maintained or contributed to by the Bank (each, a "Plan"). Each Plan is and has been operated in compliance with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations, except where the failure to do so would not, individually or in the aggregate, result in any Material Adverse Effect on the Bank. Each other benefit plan, agreement, arrangement or practice which is not an "employee benefit plan" (the "Other Benefit Arrangements") is and has been operated in compliance with its terms and all applicable governmental laws, regulations, rulings and announcements, except where the failure to do so would not, individually or in the aggregate, result in any Material Adverse Effect on the Bank.

    (b) The present value of all accrued benefits under each Plan which is subject to Title IV of ERISA did not, as of the latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, based upon the actuarial assumptions currently utilized for such Plan. Full payment has been made of all amounts which the Bank is required under the terms of all Plans to have paid as contributions or premiums to or in respect of such Plans as of the last day of the most recent fiscal year of each such Plan ended prior to the date hereof. All expenses relating to contributions or premiums due and owing with respect to the Plans have been properly accrued and reflected in the Call Reports as of the date of such Call Reports or will be properly accrued and reflected in the Closing Date Balance Sheet. None of the Plans have incurred any "accumulated funding deficiency" (within the meaning of Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Plan ended prior to the date hereof. Except as set forth on the Closing Date Balance Sheet, the Bank has no liability for any "employee benefit plan" of the Seller or any ERISA Affiliate.

    (c) Neither the Bank, any ERISA Affiliate nor any "party in interest" (within the meaning of Section 4975 of the Code) has engaged in a transaction or transactions in connection with which the Bank could be subject, individually or in the aggregate, to either civil penalties assessed pursuant to Section 502(i) of ERISA or tax liabilities imposed by Section 4975 of the Code that would have a Material Adverse Effect on the Bank. No material liability under Title IV of ERISA has been incurred either directly or indirectly by the Bank or any ERISA Affiliate, other than liability for premiums to the PBGC, that has not been satisfied in full. There have been no "reportable events" (within the meaning of Section 4043(b) of ERISA) with respect to any Plan with respect to which the thirty (30)-day notice period has not been waived or with respect to which the PBGC has not determined to waive penalties pursuant to PBGC Technical Update 95-3. No event has occurred and there exists no condition or set of circumstances which presents a risk of the termination or partial termination of any Plan which could result in any liability to the PBGC. There is no pending or, to the knowledge of the Seller, threatened claim against or otherwise involving any Plan, or any fiduciary thereof, by or on behalf of any participant or beneficiary under any Plan (other than routine claims for benefits), nor is there any pending or, to the knowledge of Seller, threatened claim by or on behalf of any of the Plans, which has or could have a Material Adverse Effect on the Bank.

    (d) Except as set forth on Schedule 3.17, there are no unfunded obligations under any Plan providing benefits after termination of employment to any employee of the Bank (other than continuation of health coverage as required by Part 6 of Title I of ERISA).

    3.18 TAXES AND TAX RETURNS. The Bank and each of its Subsidiaries has timely filed all federal, state, and local tax returns required to be filed by it before the date of this Agreement or have obtained extensions for filing such tax returns and has duly paid or made provisions for the payment of all taxes and other governmental charges (including penalties and interest) which are shown on such tax returns. All of such returns are complete and accurate in all material respects. The amounts set up as reserves as shown on the September 30 Call Report for accrued but unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, through the period ended September 30, 1996 or for any year or period ending prior thereto, and for which the Bank may be liable in its own right or as transferee of the assets of, or successor to, any Person are adequate under generally accepted accounting principles except where the failure to so reserve would not have a Material Adverse Effect on the Bank. Except as set forth on Schedule 3.18 hereto, there are no claims asserted for federal, state or local taxes or assessments upon the Bank, nor has the Bank given or been requested to give any currently effective waivers extending the statutory period of limitation applicable to any federal or state income tax return for any period, except in each case, which would not have a Material Adverse Effect on the Bank. Except as set forth on
Schedule 3.18 hereto, the Bank is not a party to or bound by any tax allocation or tax sharing procedure. Any such tax allocation or tax sharing procedure will be terminated as of the Closing Date. Neither Seller nor Holding Company is aware of any reason why an election under Section 338(h)(10) of the Internal Revenue Code (and similar provisions of state law) would not be available for this transaction.

    3.19  LABOR MATTERS.  As of the date of this Agreement, neither the Bank nor any of its Subsidiaries is a party to any collective bargaining or labor agreement or union contract, there are no labor or representation negotiations or union organizing efforts pending which involve the Bank, any of its Subsidiaries, or any of their employees and there are no charges of unfair labor practices pending or, to the knowledge of the Seller, threatened by or before any governmental authority which involve the Bank, any of its Subsidiaries, or any of their present or former employees. The Bank is in compliance in all material respects with the terms of each of its written policies and with all applicable governmental laws, regulations, rulings and announcements respecting employment. All liabilities for wages due and owing as of the Closing Date will have been paid or properly accrued for on the Closing Date Balance Sheet in accordance with generally accepted accounting principles. Except as provided in Schedules 3.17 and 3.14, there are no written employment contracts or other agreements to pay wages during employment, upon termination of
employment    or as a result of the transactions contemplated by this
Agreement.

    3.20 ENVIRONMENTAL MATTERS. To the knowledge of Seller, the Bank and each of its Subsidiaries is in compliance with all environmental laws, rules and regulations of the United States of America and of states and localities in which it conducts its business ("ENVIRONMENTAL LAWS"), except for any such noncompliance which, individually or in the aggregate, has not had, and is not expected to have, to the knowledge of Seller, a Material Adverse Effect on the Bank. To the knowledge of Seller, neither the Bank nor any of its Subsidiaries has any liability which, taken singularly or as a whole, if adversely determined, would have a Material Adverse Effect on the Bank (a) for alleged noncompliance with any Environmental Law or (b) relating to the discharge or release into the environment of any hazardous material or waste at or on a site owned, leased or operated by the Bank or any of its Subsidiaries as a branch or otherwise in the conduct of its business ("PROPERTIES OWNED").

    Except as set forth in Schedule 3.20, to the knowledge of Seller, no Toxic Substances (as defined below) have been deposited or disposed of in, on or under any Property Owned during the period in which Holding Company or the Bank has owned, occupied, managed, controlled or operated such properties, except to the extent the same, in the aggregate with any other conditions described in this
Section 3.20, would not have a Material Adverse Effect upon the Bank. Except as set forth in Schedule 3.20, to the knowledge of Seller, (A) no portion of the Properties Owned has ever been used as a dump, gasoline service station, or dry cleaning establishment, by any person, including past owners, occupants and operators of such properties and (B) no Toxic Substances have ever been deposited or disposed of or allowed to be deposited or disposed of in, on or under such properties, except to the extent the same, in the aggregate with any other conditions described in this Section 3.20, would not have a Material Adverse Effect upon the Bank. Except as disclosed in Schedule 3.20, to the knowledge of Seller, there are no underground or above ground storage tanks (whether or not currently in use) located on or under any Property Owned, and no underground tank previously located on the Property Owned has been removed therefrom. For purposes of this Agreement, (1) "Toxic Substances" shall mean petroleum or petroleum-based substances or waste, hazardous waste, PCBs, pesticides, herbicides, radioactive materials, asbestos or asbestos containing materials, urea formaldehyde foam insulation, or substances defined as "hazardous substances" or "toxic substances" in any Environmental Laws;
(2) materials will be considered to be deposited or disposed of in, on or under any real property if such materials have been stored, treated, recycled or used in violation of applicable law or accidentally or intentionally spilled, released, dumped, emitted or otherwise placed, deposited or disposed of, in, on or under such property; and (3) costs of violations or conditions shall take into account, without limitation, liabilities, damages, penalties, injunctive relief or removal, remediation or other costs under any applicable Environmental Law.

    3.21 REGULATORY APPROVAL. The Seller is not aware of any reason why the condition set forth in Section 6.1(a) would not be satisfied on or before June 1, 1997.


                                      ARTICLE 4

                     REPRESENTATIONS AND WARRANTIES OF THE BUYER

    The Buyer represents and warrants to the Seller as follows:

    4.1 ORGANIZATION, STANDING AND AUTHORITY OF THE BUYER AND BUYER'S HOLDING COMPANY. The Buyer is a duly organized corporation, validly existing and in corporate good standing under the laws of the State of Delaware and is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act and has full corporate power, right and authority to own and lease its properties and assets and to carry on its business as now conducted.

    4.2 AUTHORIZED AND EFFECTIVE AGREEMENT. (a) The Buyer has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Buyer. This Agreement constitutes a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

    (b) Neither the execution and delivery of this Agreement, consummation of the transactions contemplated hereby nor compliance by the Buyer with any of the provisions hereof shall (i) conflict with or result in a breach of any provision of the Charter or by-laws of the Buyer, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of the Buyer or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, the result of which, individually or in the aggregate, would prevent the Buyer from performing its obligations under this Agreement or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer, excluding from this clause (iii) violations which, either individually or in the aggregate, would not prevent the Buyer from performing its obligations under this Agreement.

    (c) Except as provided in Section 5.1 hereto and except for consents, approvals, notices, filings or registrations the failure of which to make or obtain would not, individually or in the aggregate, prevent the Buyer from performing its obligations under this Agreement, no consents or approvals of, notices to or filings or registrations with, any public body or authority are necessary, and no consents or approvals of or notices to any third parties are necessary, in connection with the execution, delivery and performance of this Agreement by the Buyer or the consummation by the Buyer of the Acquisition.

    4.3 LEGAL PROCEEDINGS. There are no pending or, to the knowledge of Buyer, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against the Buyer which, if adversely determined, would, individually or in the aggregate, prevent the Buyer from performing its obligations under this Agreement.

    4.4 BROKERS AND FINDERS. Neither the Buyer nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated hereby, except for legal, accounting and other professional fees payable by Buyer in connection with the Acquisition.

    4.5 FINANCING. The Buyer has, and will have on the Closing Date, available to it capital and cash sufficient to fulfill its obligations hereunder.

    4.6 REGULATORY APPROVAL. The Buyer is not aware of any reason why the condition set forth in Section 6.1(a) would not be satisfied on or before June 1, 1997.

    4.7 AGREEMENTS WITH BANKING AUTHORITIES. The Buyer is not a party to any commitment, letter, written agreement, memorandum of understanding or order to cease and desist with any federal or state governmental entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits, which would prohibit the Buyer from entering into this Agreement or consummating the Acquisition or otherwise require the consent of such governmental entity prior to the consummation of the Acquisition, and the Buyer has not received written notification from any such federal or state governmental entity that it may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order.

    4.8 NON-DISTRIBUTIVE INTENT. Buyer is acquiring the Stock for its own account and not for the account of others for investment purposes and not with a view to the resale or distribution thereof. Buyer will not sell or dispose of any of the shares of the Stock without, prior thereto, registration under the Securities Act of 1933, as amended, or establishing an exception therefrom. Notwithstanding the foregoing, Buyer shall not be prohibited from transferring the Stock, at any time after the Closing Date, to another affiliate of Buyer.


                                      ARTICLE 5

                                      COVENANTS

    5.1 APPLICATIONS. As promptly as practicable, and in any event not later than twenty (20) days after the date hereof, the Buyer shall submit all requisite applications for prior approval of the transactions contemplated by this Agreement to the Federal Reserve Board and any other appropriate bank regulatory agency, and in addition thereto, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, as promptly as practicable, submit any other applications, notices or other filings to any other state or federal government agency, department or body, which is required for consummation of the Acquisition (including for consummation of any of the actions contemplated by Schedule 5.3 hereto). The Buyer and the Seller each represents and warrants to the other that all information concerning it and any of its Subsidiaries, directors, officers and shareholders included (or submitted for inclusion) in any application, notice or filing contemplated under this
Section 5.1 shall be true, correct and complete in all respects.

    5.2 EFFORTS. The Buyer and the Seller shall each use all reasonable efforts in good faith to (a) furnish as promptly as practicable such information as may be required in connection with the preparation of the applications, notices or other filings referred to in Section 5.1 above, (b) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Acquisition at the earliest reasonable date, including, without limitation, using all reasonable efforts to obtain all permits, authorizations, consents, waivers and approvals from third parties or governmental authorities required for the consummation of the transactions contemplated hereby, and (c) obtain all necessary approvals for a reduction in the shareholders' equity of the Bank through normal or special dividends, a reduction in surplus or any other permitted reduction in shareholders' equity. The Buyer shall use all reasonable efforts to lift or rescind any injunction, restraining order or other order adversely affecting the abilities of the parties to consummate the transactions contemplated hereby. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary or desirable action. Notwithstanding the foregoing, Buyer agrees to use its best efforts to obtain all necessary regulatory approvals in connection with the Acquisition, including, without limitation, the approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, and to take all necessary steps to raise common equity capital to the extent necessary or required to obtain such regulatory approvals.

    5.3 CONDUCT OF BUSINESS OF THE BANK PENDING CLOSING. (a) During the period from the date of this Agreement to the Closing Date, except with the consent of Buyer (which consent shall be deemed to have been given upon the passage of five (5) business days following written notice from the Seller to the Buyer of the proposed action or inaction by the Bank unless the Buyer shall object in writing to the Seller within such five (5)-day period), the Seller will cause the Bank to:

         (i) maintain its corporate existence and good standing, except where any failure to maintain such good standing does not or would not have a Material Adverse Effect on the Bank;

         (ii) conduct its business and engage in transactions only in the ordinary course and consistent with prior practice, except that the Bank may transfer the Retained Assets and Liabilities in accordance with the terms of this Agreement and carry out the transactions described in Schedule 5.3 hereto;

         (iii) use all reasonable efforts to maintain and keep its properties in as good repair and condition in all respects as they presently exist, except for ordinary wear and tear and damage due to casualty;

         (iv) use all reasonable efforts to maintain in full force and effect insurance generally comparable in amount and in scope of coverage to that now maintained by it (with the exception of any insurance policies which are listed on Schedule 1 hereto), and to timely notify the Buyer prior to any termination of any such insurance (other than on the Closing Date as contemplated by Section 3.16);

         (v) comply with and perform in all respects its obligations and duties (A) under contracts, leases and documents relating to or affecting its assets, properties and business and (B) imposed upon it by all federal, state and local laws and all rules, regulations and orders imposed by federal, state or local governmental authorities, judicial orders, judgments, decrees and similar determinations;

         (vi) maintain or establish immediately prior to the Closing a reserve for loan and lease losses in an amount not less than $7,500,000 after continuing to administer Loans in conformity with Bank policy and past practices; and

         (vii) use all reasonable efforts to continue to conduct the business of the Bank with its business organization substantially intact (except with regard to the transfer of Retained Assets and Liabilities in accordance with the terms of this Agreement) and to preserve the goodwill of those having business relationships with the Bank; PROVIDED, HOWEVER, that Seller shall not be obligated to pay retention bonuses to employees unless the Buyer shall have requested or approved the payment of such bonuses and reimbursed the Seller for such payments.

         (b) The Seller agrees that from the date of this Agreement to the Closing Date, except as otherwise permitted or required by this Agreement (including as set forth on Schedule 5.3 hereto and in connection with the transfer of the Retained Assets and Liabilities in accordance with the terms of this Agreement), or consented to by the Buyer which consent shall be deemed to have been given upon the passage of five (5) business days (or, in case the Bank proposes to undertake or enter into any commitment to do any of the things prohibited without the consent of the Buyer in the parenthetical set forth in paragraph (x) below, three (3) business days) following written notice from the Seller to the Buyer of the proposed action by the Bank unless the Buyer shall object in writing to the Seller within such five-day or three-day period, the Seller will prevent the Bank from:

         (i)  changing any provision of its Charter or by-laws;

         (ii)  changing the number of shares of its authorized or issued
    Stock;

         (iii) issuing any shares of capital stock of the Bank or any of the Bank's Subsidiaries or any securities convertible into shares of such capital stock or granting any Rights relating to the authorized or issued capital stock of the Bank or any securities convertible into shares of such capital stock;

         (iv) splitting, combining or reclassifying any shares of its Stock;

         (v) purchasing, redeeming, retiring or otherwise acquiring, or hypothecating, pledging or otherwise encumbering, any shares of its Stock;

         (vi) granting any severance, reduction in force, separation or termination pay (other than pursuant to agreements or policies of the Bank in effect on the date of this Agreement), or entering into any agreement which would grant severance, reduction in force, separation or termination pay, employment agreement or plan or deferred compensation, noncompetition, bonus, stock option, profit-sharing, retirement or incentive plan or any other similar plan with, any of its officers or directors, or, except as required by applicable law or regulation, renewing, amending or modifying any such agreement, arrangement or plan now in existence (including but not limited to any Plan) or increasing the compensation payable to or granting bonuses to any of its directors, officers or other employees other than merit increases in accordance with past practices and general increases to employees as a class in accordance with past practice or as required by law;

         (vii) making any capital expenditures in excess of $100,000 per project or $500,000 in the aggregate;

         (viii) issuing any notes or other evidence of funded indebtedness with a maturity of more than ninety (90) days from the date of issuance;

         (ix) making application for the opening or closing of any branch offices;

         (x) except as otherwise expressly permitted under this Agreement, undertaking or entering into any contract or other commitment to (i) make any new loan to any borrower, or repurchase, or enter into any agreement to repurchase, all or any portion of any loan or commitment from any other financial institution except such loans and commitments for loans which are individually less than or equal to $500,000 in principal if fully secured and unclassified, or $250,000 in principal if an agribusiness relationship loan, or $100,000 in principal if not fully secured, or $50,000 in principal if criticized or classified as nonaccrual, in accordance with Bank policies and procedures, or (ii) renew any existing loan (other than outstanding lines of credit) in excess of the then current outstanding principal balance except in compliance with the limitations set forth in part (i), above;

         (xi) merging with or into, consolidating with, affiliating with, or purchasing or acquiring, any other Person, or, except to realize upon collateral and except for purchases or sales of loans in the ordinary course of its business or as otherwise expressly permitted under this Agreement, acquiring all or any portion of the assets of any other Person, or selling all or any portion of its assets;

         (xii) making any change in its accounting methods or practices, other than changes in accordance with generally accepted accounting principles, regulatory accounting principles generally applicable to depository institutions such as the Bank, or as required by law or regulation;

         (xiii) seeking or accepting deposits other than in the ordinary course of business or engaging in any brokered deposit transactions; or

         (xiv) agreeing to do or announcing an intention to agree to do any of the foregoing.

    5.4 CURRENT INFORMATION. (a) During the period from the date of this Agreement to the Closing Date, the Seller will cause one or more of its or the Bank's designated representatives to confer on a regular basis with representatives of the Buyer and to report to the Buyer the general status of the ongoing operations of the Bank and will, or will cause the Bank to, provide to Buyer copies of any Call Reports and internally generated management reports produced, within five (5) business days of the production of such reports.

    (b) The Buyer and the Seller will each promptly notify the other after senior management of the Buyer or the Seller, as the case may be, receives notice of any condition or event which would constitute a violation of the terms and conditions of this Agreement.

    (c) In the event that either the Buyer or the Seller determines that a condition to its obligations to complete the Acquisition cannot be fulfilled and that it will not waive that condition, it will promptly notify the other party.

    5.5 ACCESS TO PROPERTIES AND RECORDS. The Seller shall, and shall cause the Bank to, permit the officers, attorneys, accountants and other representatives of the Buyer reasonable access (during normal business hours and following reasonable notice to Seller) during the period prior to the Closing Date to the properties of the Bank, and shall disclose and make available to the Buyer all books, papers and records relating to the Seller's ownership or control of the Stock, or the Bank's properties, operations, employees, obligations and liabilities, including, but not limited to, all of the Bank's books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, Charter, by-laws, contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees of the Bank, and any other business activities of the Bank. Further, the Seller shall, and shall cause the Bank to, at the Buyer's request and expense, use all reasonable efforts to cooperate with the Buyer with respect to the preparation for the combination and integration of the businesses, systems and operations of the Buyer and the Bank, and shall confer on a regular and frequent basis with one or more representatives of the Buyer to report on operational and related matters. Notwithstanding the foregoing, the Seller shall, and shall cause the Bank to, provide such information as is reasonably requested by the Buyer about the data processing systems used in the operation of the Bank's business in order to enable the Buyer to prepare for the conversion of the Bank's systems to the Buyer's systems and shall provide the Buyer with such access as is reasonably requested by the Buyer to the Bank's system in order to enable the Buyer to run and balance trial conversions (PROVIDED that the Seller and the Buyer shall have agreed upon reasonable measures for protecting the security of the Bank's systems). The Seller shall not be required to provide access to or to disclose information which does not relate to the Bank or where Seller reasonably believes that such access or disclosure could or would violate or prejudice the rights or business interests or confidences of any customer or other Person, jeopardize the attorney-client privilege of the Seller or the Bank, or contravene any law, rule, regulation, order, judgment, decree or binding agreement. All information disclosed by the Seller to the Buyer pursuant to this Section 5.5 shall be subject to the Confidentiality Agreement.

    5.6 EMPLOYMENT AND EMPLOYEE BENEFITS AFTER THE CLOSING. Certain terms and conditions regarding the parties' respective obligations with respect to employment and employee benefit matters under this Agreement, and the corresponding rights of employees of the Bank hereunder, are set forth in
Schedule 5.6 hereto, the terms of which are incorporated herein by this reference and made a part hereof.

    5.7 NO SOLICITATION. Unless and until this Agreement shall have been terminated by either party pursuant to Section 7.1 hereof, neither the Seller nor the Bank shall, except to the extent required by the fiduciary obligations of its respective board of directors, directly or indirectly, encourage, solicit, initiate or participate in any discussions or negotiations with, or provide any information to, any Person (other than the Buyer or any of its affiliates or representatives) concerning any merger involving the Bank, sale of all or substantially all of the Bank's assets, sale of shares of Stock issued by the Bank or similar transaction involving the Bank (an "Acquisition Transaction"). The Seller will promptly communicate to the Buyer the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction and the identity of the Person making such proposal or inquiry which it may receive in respect of any such transaction.

    5.8 PUBLIC ANNOUNCEMENTS. Except as otherwise required by law or the rules of the New York Stock Exchange, the Seller and the Buyer will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby.

    5.9 DIVESTITURE. If the Buyer shall determine that it is necessary or advisable, in order to resolve or minimize objections that may be asserted with respect to the Acquisition by the Federal Reserve Board, the United States Department of Justice, any state or federal banking authority or any other governmental entity, that the Buyer not acquire (directly or indirectly) from the Seller certain assets or deposit liabilities of the Bank or the Bank's Subsidiaries, the Buyer shall so notify the Seller and shall identify those assets and deposit liabilities, if any, which the Buyer proposes that it should not acquire. The Buyer and the Seller shall thereafter cooperate in an assessment of which assets and deposit liabilities should be disposed of, and the Seller agrees to use all reasonable efforts and to cause the Bank to use all reasonable efforts to assist the Buyer in arranging such divestitures. No such objection by any governmental entity, nor any failure by the Seller to perform its obligations under this Section 5.9, shall affect the obligation of the Buyer to consummate the Acquisition. Buyer shall be responsible for paying Seller, and Seller shall be entitled to receive from Buyer, any costs or expenses incurred directly by Seller in complying with its obligations under Section 5.5 as to any buyer of any assets or deposit liabilities involved in any such divestiture.

    5.10 COVENANT NOT TO COMPETE. (a) For a period of three (3) years after the Closing Date, the Seller shall not open, and shall not permit any of its Subsidiaries to open, any office within the State of Wyoming for the provision of Retail Public Branch Services (as defined below); provided, that this
Section 5.10(a) shall not require any disposition or closing of any branch operated, prior to any such transaction, (i) by any institution that acquires the Seller, (ii) by any institution resulting from any merger of the Seller with or into any institution or (iii) by any institution that Seller acquires; provided, however, that in connection with any transaction of the type described in subsections (ii) or (iii) above, the provision of Retail Public Branch Services in the State of Wyoming cannot be the predominant factor motivating Seller to consummate the transaction.

    (b) The Seller agrees that it will leave with the Bank, and not remove or otherwise obtain, in any manner or in any form or medium, any list compiled for purposes of identifying the customers of the Bank (each, a "Bank Customer List"), and that it shall not, and shall not permit its Subsidiaries to, use for any purpose (including any solicitation of business for itself or for any of its Subsidiaries) at any time after the Closing Date any Bank Customer List. Further, the Seller agrees that it shall not, nor shall it permit any of its Subsidiaries to, use after the Closing Date for any purpose whatsoever, including, without limitation, any solicitation or marketing efforts, any proprietary information concerning any customers named on any Bank Customer List; PROVIDED, HOWEVER, that the foregoing shall not preclude the Seller or any of its affiliates from engaging in general promotions to the public at large or to customers of Seller or any of its affiliates to generate new business, provided that such solicitations are not specifically generated from any Bank Customer List and PROVIDED, FURTHER, that nothing in this Section 5.10(b) shall obligate Seller to remove the name of a customer of the Bank, or any additional information relating to such customer, from any other listing or database not compiled for purposes of identifying the customers of the Bank.

    (c) "Retail Public Branch Services" shall mean retail banking services provided to the public from any branch or other physical facility, including automated teller machines, including, without limitation, the taking of deposits of any type, and the origination of direct residential (including home equity) mortgage loans, commercial mortgage loans, and direct home improvement, auto and other such consumer loans.

    (d) Except as specifically set forth in this Section 5.10 (a) and (b), Seller shall not be prohibited from competing with Buyer.

    5.11 USE OF NAME "KEY". Effective upon the Closing, Buyer shall change the name of the Bank so that the word "Key" shall no longer appear in its name. From and after the Closing Date, the Buyer shall not, and shall cause its affiliates not to, use the name "Key" or any derivative thereof and shall, at the request of the Seller, execute and deliver to the Seller or Seller's designee any instrument that is necessary or desirable to transfer to the Seller or Seller's designee all of its right, title and interest in and to that name. Within twenty (20) days following the Closing, Buyer shall have ceased using any documentation or other materials which include or reference the name "Key" or any derivative thereof and shall have destroyed all such documentation and materials; provided, however, that Buyer shall continue to accept and honor any checks or other documentation held by customers of the Bank as of the Closing Date which include or reference the name "Key" or any derivative thereof.

    5.12 TRANSFER OF RETAINED ASSETS AND LIABILITIES PRIOR TO THE CLOSING. Prior to the Closing, Seller will use its reasonable efforts to cause the transfer at book value, whether by sale, dividend or other disposition, of the Retained Assets and Liabilities from the Bank to another affiliate of Seller.
In the event that the transfer of the Retained Assets and Liabilities to another affiliate of Seller is not completed prior to the Closing, Buyer shall cooperate with Seller to complete the transfer at book value of the Retained Assets and Liabilities as soon as practicable following the Closing, including, without limitation, the execution and delivery, at any time following the Closing, of any and all proper assignments, conveyances, and assurances by the officers and/or directors of the Bank and the taking of all acts necessary or desirable to vest, perfect, or confirm title to any Retained Assets and Liabilities in Seller (or its designee) and to otherwise carry out the provisions of this Section 5.12.

    5.13  ENVIRONMENTAL REMEDIATION.

    (a) PHASE I ENVIRONMENTAL AUDIT. For all Properties Owned as to which a Phase I Environmental Audit (as defined in Section 5.13(e)) meeting the requirements of this Section 5.13(a) was not previously provided to Buyer, Buyer may commission, at its sole expense, a Phase I Environmental Audit by one or more qualified independent environmental engineers or consultants reasonably acceptable to Seller. The Environmental Audit Reports (as defined in
Section 5.13(e)) relating to the Phase I Environmental Audit shall be made available to Seller as soon as is practicable and, in any event, no later than 10 days following the date of completion of the Phase I Environmental Audit.

    (b) PHASE II ENVIRONMENTAL AUDIT AND ENVIRONMENTAL AUDIT RESPONSE. Within ten (10) business days after either Buyer's receipt of the Environmental Audit Report relating to any Environmental Audit or within ten (10) business days after Buyer's receipt of any Environmental Occurrence Notification (as defined in Section 5.13(c)), Buyer shall, with respect to each parcel of the Properties Owned, provide Seller with an Environmental Audit Response (as defined in
Section 5.13(e)). If the Environmental Audit Response requests an initial or additional Phase II Environmental Audit (as defined in Section 5.13(e)), Buyer may commission a Phase II Environmental Audit by the environmental engineer or consultant who performed the Phase I Environmental Audit or by such other qualified environmental engineer or consultant reasonably acceptable to Seller. The cost of each such Phase II Environmental Audit shall be paid by Buyer. Such Phase II Environmental Audit shall be completed as soon as is practicable and, in any event, no later than 30 days following the date of the delivery of the Environmental Audit Response to Seller. Buyer shall, promptly after receipt of the Environmental Audit Report relating to the Phase II Environmental Audit, deliver a copy of such report to Seller.

    (c) ENVIRONMENTAL OCCURRENCE NOTIFICATION. In the event that Seller either receives notice from any governmental entity, or Seller has knowledge at any time after the date of this Agreement and prior to the Closing Date that there are any Environmental Action Items (as defined in Section 5.13(e)) emanating from, occurring on, or in any way related to, the Properties Owned, which

Environmental Action Items are not fully disclosed in the Phase I Environmental Audit Report or, if applicable, the Phase II Environmental Audit Report, Seller shall provide Buyer with notice setting forth the details thereof (the "ENVIRONMENTAL OCCURRENCE NOTIFICATION") as soon as is reasonably practicable, but in no event later than the earlier of seven (7) business days after becoming aware of such Environmental Action Item or at the Closing Date.

    (d)  REMEDIATION; ALLOCATION OF REMEDIATION COSTS; TERMINATION OF
AGREEMENT. Seller and Buyer agree that, subject to the provisions hereof, Seller shall remediate or cause to be remediated any Environmental Action Items to the extent required by any governmental authority having requisite jurisdiction. The cost of any remediation undertaken or caused to be undertaken by Seller shall be paid as provided in the following sentence; provided, however, that Buyer may remediate or cause to be remediated any such Environmental Action Item so long as Seller, notwithstanding any other provision of this Agreement to the contrary, has no responsibility for any of the costs related thereto. The cost of any remediation undertaken or caused to be undertaken by Seller shall be paid as follows (the aggregate amount of such costs shall be referred to herein as the "REMEDIATION COSTS"): (i) the Buyer shall pay the first $1,000,000 of Remediation Costs, and (ii) the Seller shall pay the portion of Remediation Costs exceeding $1,000,000; provided, however, that if the Remediation Costs shall exceed $3,500,000, Seller shall have the right to declare this Agreement null and void with no obligations of one party to the other thereafter by giving written notice to that effect to Buyer. For purposes of this Section 5.13(d), the Remediation Costs shall be determined using the estimate of the environmental engineer/consultant who performed the Phase II Environmental Audits ("REMEDIAL COST ESTIMATE"), subject to Seller's right in its sole discretion to request a second estimate from an environmental engineer/consultant selected by it. If the difference between the estimates is 10% or less of the amount of the first estimate, then the Remedial Cost Estimate shall be deemed conclusive and shall be binding. If the difference between the two estimates is more than 10% of the amount of the first estimate and the parties cannot reach agreement, then the two environmental engineers/consultants shall select a third environmental engineer/consultant to produce a third estimate, and the aggregate cost of the remediation shall be the amount of the third estimate. In the event that the first two environmental engineers/ consultants are unable to agree upon a third, then the third environmental engineer/consultant shall be selected from a list of names prepared by the first two environmental engineers/consultants with the parties striking names in order with the party striking first to be determined by the flip of a coin. The cost of the second environmental engineer/consultant shall be paid by Seller and the cost of the third environmental engineer/consultant shall be paid one-half by Seller and one-half by Buyer.

         (e) DEFINITIONS. Except as otherwise defined in this Section 5.13 or in this Agreement:

         (i) "PHASE I ENVIRONMENTAL AUDIT" means an inspection, investigation and audit of the Properties Owned with respect to all Environmental Laws and Environmental Action Items which shall include a view of the Properties Owned, inquiry into present and past uses of the Properties Owned to the extent necessary to enable Buyer to avail itself of the so-called "Innocent Purchaser" defense contained in
    Section 101(35) of the Comprehensive Environmental Response, Compensation and Liability Act, review of records of the United States Environmental Protection Agency and applicable state or local environmental protection agencies, field observations, review of applicable air and water discharge permits, solid and hazardous waste disposal permits, if any, the status thereof and all requirements associated therewith, and such additional investigations (without physical sampling or analysis) as Buyer and the applicable environmental engineer or consultant shall determine are appropriate; provided, however, that at a minimum, the Phase I Environmental Audit shall be conducted in accordance with the 1993 ASTM standard promulgated therefor.

         (ii) "PHASE II ENVIRONMENTAL AUDIT" means such additional investigation and analysis, including physical sampling and analysis, as Buyer and the applicable environmental engineer or consultant shall determine are appropriate.

         (iii) "ENVIRONMENTAL AUDIT RESPONSE" means the written notification to be provided to Seller by Buyer based upon the results of the applicable Environmental Audit, such notification to either (A) state that there are no events or conditions which require further investigation or constitute Environmental Action Items; or (B) specifically identify and describe, referring to relevant portions from the applicable Environmental Audit Report, any events or conditions identified in the Environmental Audit Report which, in the reasonable judgment of Buyer, require further investigation or constitute an Environmental Action Item.

         (iv) "ENVIRONMENTAL ACTION ITEM" means any condition or circumstance which violates, is not in compliance with, or is not consistent with any Appropriate Governmental Standard without regard to whether any such condition or circumstance otherwise would or would not be required to be reported pursuant to any applicable Environmental Laws and without regard to whether any such condition or circumstance would or would not be a violation of, or a condition required to be addressed or remediated by, any applicable Environmental Law.

         (v) "APPROPRIATE GOVERNMENTAL STANDARD" means the following, in each case as in effect at the time the relevant task pursuant to this Agreement is being performed: (A) with respect to the presence of any hazardous, toxic or other pollutants, contaminants, chemicals or materials regulated by Environmental Laws in any environmental medium or media, the relevant clean-up or remediation standards that would be applied by the applicable governmental authority having jurisdiction over the Properties Owned; and, (B) with respect to all other conditions or circumstances, any applicable Environmental Law.

         (vi) "ENVIRONMENTAL AUDIT REPORT" means the written report of the applicable environmental engineer or consultant with respect to the Phase I Environmental Audit or the Phase II Environmental Audit, as the case may be. Any Phase II Environmental Audit Report shall either state the applicable environmental engineer or consultant's opinion as to the actions to be taken in order to remediate any Environmental Action Item to the extent necessary so that such conditions or circumstances would no longer constitute Environmental Action Items, or specify the additional work necessary to render such opinion. Any Phase II Environmental Audit Report shall, on the basis of actual bids or otherwise, estimate the cost to remediate Environmental Action Items as specified above.

         5.14 VACATION POLICY. Seller shall cooperate with Buyer to generally encourage employees of the Bank to take their pro rata portion of vacation time consistent with Seller's vacation policy currently in effect, as appropriate.


                                      ARTICLE 6

                                CONDITIONS TO CLOSING

         6.1 CONDITIONS TO CLOSING - THE SELLER AND THE BUYER. The respective obligations of the Seller and the Buyer to effect the Acquisition shall be subject to satisfaction of the following conditions at or prior to the Closing Date, neither of which may be waived by the parties hereto:

         (a) All necessary material approvals, authorizations and consents of all governmental agencies or authorities required to consummate the Acquisition and the other transactions contemplated by this Agreement (including by Schedule 5.3 hereto) shall have been obtained and shall remain in full force and effect, and all waiting periods relating to such approvals, authorizations or consents shall have expired; no such approval may be deemed by Buyer to not have been obtained by reason of any divestiture or holding separate required in any approval or consent of the Federal Reserve Board or the United States

Department of Justice or pursuant to the order of a court of competent jurisdiction; and

         (b) Neither the Seller nor the Buyer nor any of their Subsidiaries shall be subject to any order, decree or injunction of any court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

         6.2 CONDITIONS TO CLOSING - THE BUYER. The obligations of the Buyer to effect the Acquisition shall be subject to satisfaction of the following additional conditions on or prior to the Closing Date unless waived by the Buyer pursuant to Section 7.4 hereof:

         (a)  The representations and warranties of the Seller set forth in
Article 3 hereof, as supplemented by the Seller as contemplated by the following sentence, shall be true and correct, in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date)(PROVIDED, that where any such representation and warranty already includes a Material Adverse Effect or materiality exception, no further materiality exception is to be permitted by this clause), except (i) as otherwise contemplated by this Agreement or consented to in writing by the Buyer and (ii) for any breach of any representation or warranty of Seller which breach relates to or arises out of any of the Retained Assets and Liabilities. The Seller shall have provided to the Buyer, no later than five days prior to the Closing Date, supplements to each Schedule attached hereto or other information so that such Schedule shall set forth, as of the Closing Date, all the information contemplated by the representation of Seller to which it relates;

         (b) The Seller and the Bank shall have in all material respects performed all of the obligations and complied with all covenants required by this Agreement; PROVIDED, that where any such covenant already includes a Material Adverse Effect or materiality exception, no further materiality exception is to be permitted by this clause;

         (c) The Seller shall have delivered to the Buyer a certificate, dated the Closing Date and signed by either its Chief Operating Officer, Chief Banking Officer or Chief Financial Officer to the effect that the conditions set forth in this Section 6.2 have been satisfied;

         (d) The Seller shall have executed and delivered to the Buyer a Tax Agreement substantially in the form of Exhibit A hereto (the "Tax Agreement"), and such Tax Agreement shall be in full force and effect;

         (e) The Bank and its Subsidiaries shall have received the resignations of any of their respective directors not selected by the Buyer to serve as directors after the Closing Date; and

         (f) The certificate(s) for the Stock shall have been received in accordance with Section 2.4(b)(ii) hereof.

         6.3  CONDITIONS TO CLOSING - THE SELLER.  The obligations of the
Seller to effect the Acquisition shall be subject to satisfaction of the following additional conditions on or prior to the Closing Date unless waived by the Seller pursuant to Section 7.4 hereof.

         (a)  The representations and warranties of the Buyer set forth in
Article 4 hereof shall be true and correct, in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date)(PROVIDED, that where any such representation and warranty already includes a Material Adverse Effect or materiality exception, no further materiality exception is to be permitted by this clause), except as otherwise contemplated by this Agreement or consented to in writing by the Seller or except where such inaccuracy would not, individually or in the aggregate, materially adversely affect the Buyer's ability to consummate the transactions contemplated by this Agreement;

         (b) The Buyer shall have in all material respects performed all obligations and complied with all covenants required by this Agreement; PROVIDED, that where any such covenant already includes a Material Adverse Effect or materiality exception, no further materiality exception is to be permitted by this clause;

         (c) The Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and signed by its Chairman or President to the effect that the conditions set forth in this Section 6.3 have been satisfied;

         (d) The Buyer shall have executed and delivered to the Seller the Tax Agreement, and the Tax Agreement shall be in full force and effect; and

         (e)  The Purchase Price shall have been paid in accordance with
Section 2.2 above.

                                      ARTICLE 7

                  TERMINATION, INDEMNIFICATION, WAIVER AND AMENDMENT

         7.1  TERMINATION.  This Agreement may be terminated:

         (a) at any time on or prior to the Closing Date, by the mutual consent in writing of the parties hereto;

         (b) at any time on or prior to the Closing Date, by either party hereto in writing, if (i) the other party has, in any material respect, breached any covenant or agreement contained herein(PROVIDED, that where any such covenant already includes a Material Adverse Effect or materiality exception, no further materiality exception is to be permitted by this clause) or (ii) any representation or warranty of the other party contained herein is or becomes inaccurate or misleading in any material respect (PROVIDED; that where any such representation and warranty already includes a Material Adverse Effect or materiality exception, no further materiality exception is to be permitted by this clause), and in either case if such breach or inaccuracy has not been cured or otherwise corrected within forty-five (45) days after the date on which written notice of such breach or inaccuracy is given to the party committing such breach and, in the reasonable judgment of the party terminating this Agreement, cannot be cured or otherwise corrected by the close of business on October 1, 1997;

         (c) by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.1 hereof is denied, and the time period for appeals and requests for reconsideration has run;

         (d)  by Seller in writing, pursuant to Section 5.13(d) hereof; or

         (e) by either party hereto in writing, if the Closing Date has not occurred by the close of business on October 1, 1997.

         7.2 EFFECT OF TERMINATION. In the event this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement shall become null and void and have no further force or effect, except that the provisions relating to confidentiality and expenses set forth in Sections 5.5 and 8.1, respectively, shall survive any such termination.

         7.3 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS; INDEMNIFICATION. (a) Except as otherwise specifically provided in this Agreement, all representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant hereto shall survive the Closing and any investigation or inquiry made by the Seller or the Buyer, as the case may be, provided that any claim for a breach of any such representation, warranty, covenant or other agreement must be made within the following periods:

         (i) with respect to the matters addressed in Section 3.18, prior to the lapse of time within which federal, state or local taxing authorities are entitled to assert any tax liability on the part of the Bank for tax periods ending at or prior to the Closing Date; and

         (ii) with respect to all representations, warranties, covenants and agreements not specified in clause (i) above, within one (1) year after the Closing Date.

         (b) The Seller agrees to indemnify the Buyer (and its directors, officers, agents and employees) against, and the Buyer agrees to indemnify the Seller (and its directors, officers, agents and employees) against, and each of them agrees to protect, to defend and to hold harmless the other (and the other's directors, officers, agents and employees) from all Damages in excess of $1,000,000 arising out of or resulting from any inaccuracy in, or breach of, any of the representations, warranties, covenants or other agreements of each of them contained herein or in any certificate or instrument delivered in connection herewith (except, in the case of a breach of the representation contained in Section 3.20, for Remediation Costs as to which the provisions relating to indemnification herein shall be inapplicable and which shall be paid solely as provided for in Section 5.13 hereof), which inaccuracy or breach is asserted and a claim for indemnification with respect thereto is made within the survival period set forth in Section 7.3(a), provided, however, that neither party's individual liability under this Section 7.3(b) shall exceed in the aggregate $15,000,000. Notwithstanding anything to the contrary herein, from and after the Closing Date, subject to the terms and conditions of this Agreement, Seller shall indemnify and protect, defend and hold harmless Buyer (and its directors, officers, agents and employees) from and against all Damages arising out of or resulting from (a) the Retained Assets and Liabilities, (b) the transfer of the Retained Assets and Liabilities from the Bank to another affiliate of KeyCorp and (c) that certain lawsuit entitled KAAREN WOOTTEN V. KEYCORP, ET.AL., currently pending in the U.S. District Court of the Northern District of New York, as to which the Bank is a defendant. Notwithstanding the provisions of Section 7.3(a)(ii) or any other provisions to the contrary herein, the Buyer shall indemnify and protect, defend and hold harmless Seller and Holding Company (and their respective directors, officers, agents and employees) from and against all Damages arising out of or resulting from any failure on the part of Buyer or any of its affiliates to perform under any leases or subleases, including, without limitation, those Damages which arise under that certain Guaranty or Guaranties to which the Holding Company is a party as guarantor and which relate to those leases or subleases, provided that such failure to perform is asserted, and a claim for indemnification with respect thereto is made, during the term of such leases or subleases, as the same may be extended from time to time, plus any applicable statute of limitations period.

         (c) In the event that the Buyer seeks indemnification from the Seller pursuant to Section 7.3(b) with respect to any environmental claim,
(i) notwithstanding anything to the contrary set forth in paragraph (d) below, the Seller shall have the right to control any remediation of such real property which may be required by any federal, state or local governmental agency or authority, and, in the event of a suit, shall assume the primary defense of and shall have the authority to negotiate, compromise and settle such claim. In the event the Seller elects to assume control over any remediation, it will, at the request of the Buyer, proceed expeditiously with the remediation, with a view both to the cost of the efficient completion of the remediation and the time constraints of the Buyer. The Buyer shall retain the right to employ its own counsel and to participate in the defense of any such claim, but shall be solely responsible for its own costs and expenses in connection with such participation. The Buyer agrees to cooperate with the Seller in the investigation of any such claim.

         (d) In any case under this Agreement where one party may be required to indemnify the other against any claim or legal action, other than indemnification under the Tax Agreement, which shall be governed in accordance with the terms and conditions of the Tax Agreement, indemnification shall be provided in accordance with the procedure outlined below:

         (i) Provided that prompt notice is given of a claim or suit for which indemnification might be claimed, unless the failure to provide such notice does not materially prejudice the interests of the party to whom such notice is to be provided, the indemnifying party promptly will defend, contest, or otherwise protect against any such claim or suit at its own cost and expense.

         (ii) The indemnified party may, but will not be obligated to, participate at its own expense in a defense thereof by counsel of its own choosing, but the indemnifying party shall be entitled to control the defense unless the indemnified party has relieved the indemnifying party from liability with respect to the particular matter; PROVIDED that the indemnifying party may only settle or compromise the matter subject to indemnification without the consent of the indemnified party if such settlement includes a complete release of all indemnified parties as to the matters in dispute; and PROVIDED FURTHER that the indemnified party will not unreasonably withhold or delay consent to any settlement or compromise that requires its consent.

         (iii) In the event the indemnifying party fails to timely defend, contest or otherwise protect against any such claim or suit, the indemnified party may, but will not be obligated to, defend, contest or otherwise protect against the same, and make any compromise or settlement thereof and recover the entire costs thereof from the indemnifying party, including reasonable attorneys' fees, disbursements and all amounts paid as a result of such claim or suit or the compromise or settlement thereof; PROVIDED, HOWEVER, that if the indemnifying party undertakes the defense of such matter, the indemnified party shall not thereafter be entitled to recover from the indemnifying party for its costs incurred in the defense thereof other than the reasonable costs of investigation undertaken by the indemnified party and reasonable costs of providing assistance.

         (iv) The indemnified party shall cooperate and provide such assistance as the indemnifying party may reasonably request in connection with the defense of the matter subject to indemnification and in connection with recovering from any third parties amounts that the indemnifying party may pay or be required to pay by way of indemnification hereunder, PROVIDED that the indemnified party shall not be required to file a claim with its insurers as to any matter subject to indemnification. The indemnified party shall protect its position with respect to any matter that may be the subject of indemnification hereunder in the same manner as it would any similar matter where no indemnification is available.

         7.4 WAIVER. Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (a) any inaccuracies of the other party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations (other than those conditions set forth in Section 6.1(a)), contained herein or (c) the performance by the other party of any of its obligations set out herein.

         7.5 AMENDMENT OR SUPPLEMENT. This Agreement may be amended or supplemented at any time by mutual written agreement of the Buyer and the Seller.


                                      ARTICLE 8

                                    MISCELLANEOUS

         8.1 EXPENSES. Except as provided by Section 5.13, or otherwise agreed to herein or in writing by the parties hereto, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated in this Agreement, including fees and expenses of its own financial consultants, accountants and counsel.

         8.2 ENTIRE AGREEMENT, ETC. (a) This Agreement, the Confidentiality Agreement and the Tax Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersede all prior arrangements or understandings with respect thereto, written or oral.

         (b) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any party other than the parties hereto and their respective successors and permitted assigns.

         8.3 NO ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except that the Buyer may assign its rights hereunder to an affiliate of the Buyer with prior notice to the Seller, PROVIDED that such assignment shall not, in the Seller's reasonable judgment, be likely to cause any undue delay, expense or burden in completing the transactions contemplated by this Agreement and PROVIDED FURTHER that such designation shall not relieve the Buyer of any of its obligations under this Agreement.

         8.4 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopy, telex, cable or telegram, by overnight express or by registered or certified mail, postage prepaid, addressed as follows:

         If to the Seller:

         KeyCorp
         127 Public Square
         Cleveland, Ohio  44114
         Attention:  Kent E. Allen,
                   Vice President

         Telephone No.:  (216) 689-5534
         Facsimile No.:  (216) 689-3610

         With a required copy to:

         KeyCorp
         127 Public Square
         Cleveland, Ohio  44114
         Attention: Daniel R. Stolzer, Esq., Senior
                    Vice President and Senior
                    Managing Counsel

         Telephone No.:  (216) 689-4110
         Facsimile No.:  (216) 689-4121

         If to the Buyer:

         Community First Bankshares, Inc.
         520 Main Avenue
         Fargo, North Dakota  58124
         Attention:  Donald R. Mengedoth, President

         Facsimile No.:  (701) 237-4517

         With a required copy to:

         Lindquist & Vennum P.L.L.P.
         4200 IDS Center
         Minneapolis, MN  55402
         Attention: Steven J. Johnson, Esq.

         Facsimile No.:  (612) 321-3207

         A party may change its address for notice purposes by written notice to the other party hereto.

         8.5 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         8.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         8.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to agreements made and entirely to be performed within such jurisdiction except to the extent federal law may be applicable.

         8.8 EFFECT OF INVESTIGATIONS. No investigation by the parties hereto made heretofore or hereafter, whether pursuant to this Agreement or otherwise, shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation, subject, however, to Section 7.3(a) hereof.

         8.9 SEVERABILITY. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties hereto shall use their best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the purposes and intents of this Agreement.

         8.10 SPECIFIC ENFORCEABILITY. The parties hereto recognize and hereby acknowledge that it is impossible to measure in money the damages that would result to a party by reason of the failure of either of the parties to perform any of the obligations imposed on it by this Agreement. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, each party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

                                       KEYCORP


                                       By: /s/ Kent E. Allen
                                          ----------------------------------
                                          Name: Kent E. Allen
                                          Title: Vice President



                                       COMMUNITY FIRST BANKSHARES, INC.


                                       By: /s/ Donald R. Mengedoth
                                          ----------------------------------
                                          Name: Donald R. Mengedoth
                                          Title: President

                                       KEY BANK OF THE ROCKY MOUNTAINS,
                                         INC.


                                       By: /s/ Kent E. Allen
                                          ----------------------------------
                                         Name: Kent E. Allen
                                         Title: Authorized Official